EXHIBIT C

ENTERGY CAPITALIZATION RATIO (WITH CONSOLIDATED DEBT INCLUDING
ALL SHORT-TERM DEBT AND NONRECOURSE DEBT OF ALL FUCOS AND EWGS)

ETR Consolidated ($ in thousands)
Common Stock	$ 2,482
Paid In Capital	4,835,375
Accumulated other comprehensive income	(93,453)
Less Treasury Stock	(1,432,019)
Retained Earnings	4,984,302
Common Equity	8,296,687

Preferred-w/o sink	365,356
Total Prefered	365,356

Long-Term Debt	7,075,927
Preferred with sinking fund	17,400
L-T Cap Leases	146,060
Current Cap Leases	133,847
Current L-T debt	492,564
Notes Payable	193
Total Debt	7,865,991

Total Cap	$ 16,528,034

Equity	50.2%
Preferred	2.2%
Debt	47.6%
100.0%